Comment Number	Page[s]	Explanation
1.	Cover, 11, 45	The only offering costs paid with the proceeds of this offering is $10,000. This is revised on the cover page, use of proceeds, and Item 25.
2.	4	Major headings and page numbers included.
3.	6	Amounts reconciled to financial statements.
4.	20	Status of protection disclosed.
5.	25	MDA revised in view of 12/31/2005 audit. Comment addressed.
6.	28	Table revised per comment.
7.	31	Executive compensation updated.
8.	39

Sputnik’s revenue recognition policy is as follows:

Hardware revenue is recognized when the customer has been successfully billed and the hardware product has shipped.

Software revenue is recognized when the customer has been successfully billed and the software has been made available for download or electronic unlocking.

Hardware/software bundles (Sputnik Hotspot Kit, Sputnik Hotzone Kit) - Revenue is recognized when the later of the two above events has occurred.

Software subscription – monthly (SputnikNet) - Billing is not initiated until the customer's online account is provisioned (which requires action on their part); revenue is recognized when the customer has been successfully billed and a calendar month has ended in which the customer received subscription service.

Software subscription – annual (SputnikNet) - Billing is not initiated until the customer's online account is provisioned (which requires action on their part); revenue is recognized on a pro-rated monthly basis during the term of the subscription.

Hardware/subscription bundles (SputnikNet Welcome Kit) - Billing is not initiated until the customer's online account is provisioned or for seven days (to allow time for the hardware to be received by the customer), whichever is later; the hardware component of the revenue is recognized when the customer has been successfully billed and the hardware product has shipped; subscription revenue is recognized as above with a monthly or annual software subscription

Services (support incidents, training) - Revenue is recognized when the customer has been successfully billed and the service has been performed.

90-day installation support - This does not impact revenue recognition. We provide email support to customers who have questions about installing our products.

30-day money back guarantee - Sputnik provides a 30 day money back guarantee for the hardware product only. Historically the amount refunded has been in the 3-4% range. Sputnik monitors this very closely and the Company policy is that if and when the amount exceeds 5%, the Company would establish an allowance.

9.	39	See above.
10.	39	See above.
11.	49	Undertakings revised. Please note, as discussed with the staff, undertaking 4 did appear in Amendment 5.

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